Item 77D - DWS Strategic Income Fund

The Board of Trustees of DWS Strategic
Income Fund (the "Fund") has authorized the
Fund to invest up to 5% of net assets in shares of DWS Floating Rate Plus Fund, an affiliated
DWS mutual fund, which invests primarily in adjustable rate loans that have a senior right to payment ("Senior Loans"). By investing in DWS Floating Rate Plus Fund, the Fund may achieve greater diversification within the Senior
Loan asset class (through indirect exposure to more Senior Loan securities of varying sizes and risks) than it could gain by buying Senior
Loan securities directly.


T:\FUNDREPT\NSAR\AprOct\Strategic Income Fund - SSIF\10-31-
07\Item 77D.doc